FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of December 2005

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Amcor News Release

For release: 21 December, 2005

AMCOR GRANTED IMMUNITY BY ACCC

The Australian Competition and Consumer Commission (ACCC) commenced legal proceedings today in the Federal Court against certain Visy Group companies and executives. The proceedings are in respect of alleged cartel conduct in the Australian corrugated box industry. No Amcor Group company or executive is a party to the ACCC proceedings.

The ACCC also announced it had granted immunity to Amcor in accordance with the terms of its Leniency Policy for Cartel Conduct. Amcor does not expect to be the subject of any proceedings by the ACCC for a pecuniary penalty or otherwise.

As part of the grant of its immunity, Amcor will continue to assist the ACCC in relation to its investigation and proceedings.

As the matter is now before the Court, Amcor will not be making any further comment until the matter is finally determined.

As previously announced, Amcor has been granted conditional immunity by the New Zealand Consumer Commission (NZCC).

In November 2004, the Amcor Board first became aware of information that raised concerns about potential breaches of Australian and New Zealand competition laws. The Board immediately took action to notify the ACCC, NZCC and the ASX.

On 6 December 2004, the Board of Amcor resolved to accept offers of resignation given by Mr Russell Jones (then Managing Director of the Company) and Mr Peter Sutton (then Managing Director, Amcor Australasia) from their employment within the Amcor Group. The Board also terminated a consultancy arrangement with Mr Peter Brown, Managing Director of Amcor Australasia until October 2003.

Subsequently, the Amcor Board announced appointments to its new senior management team:

Amcor Limited

ABN 62 000 017 372

679 Victoria Street

Abbotsford Victoria 3067 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 6500

www.amcor.com

•      on 1 July 2005, Mr Ken MacKenzie (formerly Group Managing Director of the Amcor Rentsch and Closures business based in Switzerland) assumed the position of CEO and Managing Director of the Amcor Group;

•      on 12 July 2005, Mr Louis J Lachal became Managing Director of Amcor Australasia;

•      on 12 July 2005, Mr Darryl Roberts became Group General Manager, Fibre Packaging Group, Amcor Australasia.

The new Amcor management team has introduced significant change in the corrugated box operations, including an organisational change from a national structure to a regional structure to improve market focus and deliver enhanced quality and service to customers.

The Chairman of the Amcor Board, Mr Chris Roberts welcomed the decision of the ACCC to grant immunity to Amcor.

“The Amcor Board acted with vigour and determination to protect the company’s interests. Amcor is committed to operating with integrity and in a manner in which its shareholders, employees and customers can have full trust and confidence”, Mr Roberts said.

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 21 December 2005

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel